UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA announces debt placement of Ps.2.75 billion

Mexico City, Mexico, June 25, 2025.- Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (BMV: OMA; NASDAQ: OMAB), announces the placement of long-term notes in the Mexican market for an aggregate amount of Ps.2.75 billion (the “Issuances”).

The Issuances were widely accepted through the participation of pension funds “Afores”, investment funds, governmental entities and insurance companies. Demand of both tranches was 4.3x.

The Issuances are the following:

1.	Ps. 820 million in 3-year Notes (ticker: OMA 25) at a variable rate of TIIE de Fondeo plus 45 basis points. The Notes will pay interest every 28 days, and principal amount will be paid at maturity on June 23, 2028.

2.	Ps. 1.930 million in 7-year Notes (ticker: OMA 25-2) at a fixed rate of 9.34%. The Notes will pay interest every 182 days, and principal amount will be paid at maturity on June 18, 2032.

The Issuances received the highest rating in Mexico of AAA(mex) by Fitch and AAA.mx by Moody’s Local, both on a national scale, with stable outlook.

Book building was held today, and the settlement will be on June 27, 2025. Proceeds from the Issuances will be used to prepay Ps.600 million short-term loans and the remaining to fund committed investments under the 2021-2025 Master Development Program and for general corporate purposes, including working capital.

This press release is for information purposes only and does not constitute an offer to sell, nor the solicitation of an offer to purchase the Notes.

About OMA
Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,200 persons in order to offer passengers and clients airport and commercial services in facilities. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Since December 2022, OMA is part of VINCI Airports, the world´s leading private airport operator.

Webpage: www.oma.aero

X: http://twitter.com/OMAeropuertos

Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated June 27, 2025